4540 Alpine Ave.• Blue Ash, OH 45242
www.ampelectricvehicles.com
513.360.4704 phone    513.672.1012 fax

September 2, 2011

Mr. David R. Humphrey
C/o Beverly A. Singleton
Accounting Branch Chief
US Securities and Exchange Commission
Washington, DC 20549

Re:	AMP Holding Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 31, 2011
File No. 0-53704
Letter dated August 22, 2011

Dear Mr. Humphrey:

On behalf of AMP Holding Inc. enclosed for your review is our response to your letter dated August 22, 2011.

Form 10-K for Fiscal Year Ended December 31, 2010

Financial Statements

Statement of Stockholders’ Equity/(Deficit), page F-5

Options and warrants to consultants are issued to attract these individuals to the company.  They are not related to any future service requirements.  The portion vested upon signing on with the company belongs to the consultant, even if the consultant should leave the company the next day.  Additional options and warrants to be issued in the future are to entice the consultant to stay with the company.  If the consultant leaves the company before they vest, the consultant loses them.  The “weighted average remaining term in months” solely relates to the remaining exercise term of the option or warrant. It does not apply to any remaining or ongoing service requirement, as the consultant may leave the company at any time.  We will add similar language to future financial notes to make this clear.

Sincerely,

/s/Paul V. Gonzales,
Chief Financial Officer

Cc:  Stephen M. Fleming, Esq.
       Daniel T. Keeler
       Douglas A. Michel, CPA